EXHIBIT 4 (c).4

Dated March 2016

NATIONAL GRID ELECTRICITY TRANSMISSION PLC

and

NICOLA SHAW

SERVICE AGREEMENT

Linklaters LLP

One Silk Street

London EC2Y 8HQ

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

This Agreement is made on March 2016 between

(1)	NATIONAL GRID ELECTRICITY TRANSMISSION PLC incorporated in the UK whose registered office is at 1-3 Strand, London WC2N 5EH (the “Company”); and

(2)	NICOLA SHAW of Flat 7 132-136, St John Street, London EC1V 4JT (the “Executive”).

This agreement records the terms on which the Executive will serve the Company.

1	Interpretation

In this agreement:

1.1	Definitions

“Board” means the board of directors of National Grid plc at any time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Employment” means the employment governed by this agreement;

“Group” means National Grid plc, the Company, its ultimate holding company from time to time and the Company’s associates (as defined in section 435 of the Insolvency Act 1986) from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“holding company” has the meaning given in section 1159 of the Companies Act 2006;

“Listing Rules” means the listing rules made by the Financial Conduct Authority in exercise of its functions as a competent authority pursuant to Part VI of the Financial Services and Markets Act 2000; and

“Termination Date” means the date on which the Employment terminates.

2	Commencement of Employment

2.1

The Employment will start on a date to be agreed in writing between the parties (the “Commencement Date”). The Employment will continue until termination in accordance with the provisions of this agreement. The Executive’s period of continuous service will start on the Commencement Date.

2.2

The Executive warrants that she is not prevented from taking up the Employment or from performing her duties in accordance with the terms of this agreement by any obligation or duty owed to any other party, whether contractual or otherwise.

3	Appointment and Duties of the Executive

3.1

The Executive will serve as Executive Director with direct responsibility for all National Grid businesses within the UK and interconnectors services to and from Europe or in any other executive capacity as the Executive and the Company may agree from time to time. In such capacity the Executive shall as soon as practicable following the Commencement Date be appointed to the Board and to the board of the Company and, subject to the

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provisions of clause 13.6 below, shall be entitled to remain as a member of the Board and a director of the Company throughout the Employment.

3.2	The Executive will:

3.2.1	devote the whole of her working time, attention and skill to the Employment;

3.2.2	properly perform her duties and exercise her powers;

3.2.3	accept any offices or directorships as reasonably required by the Board;

3.2.4	comply with all rules and regulations issued by the Company as amended from time to time, including without limitation, the Code of Employee Conduct and the Standards of Ethical Business Conduct;

3.2.5	comply with personal shareholding requirements and clawback and malus provisions applicable to variable remuneration as set out in the Executive’s reward letter from time to time;

3.2.6	obey the lawful directions of the Board; and

3.2.7

use all reasonable endeavours to promote the interests and reputation of every Group Company in a manner which is consistent with her role and status and within her professional experience and capabilities.

3.3	The Executive accepts that with her consent (which she will not unreasonably withhold or delay):

3.3.1

the Company may require her to perform duties, consistent with her role and status, for any other Group Company whether for the whole or part of her working time. In performing those duties clause 3.2.4 will apply as if references to the Company are to the appropriate Group Company. The Company will remain responsible for the payments and benefits she is entitled to receive under this agreement;

3.3.2	the Company may appoint any other person to act jointly with her; and

3.3.3	the Company may transfer the Employment to any other Group Company.

3.4

The Executive will keep the Board (and, where appropriate the board of directors of any other Group Company) fully informed, in accordance with the reporting procedures prescribed by the Board (if any) and, in any event, in a prompt and timely manner having regard to the relevant facts and circumstances, of her conduct of the business, finances or affairs of the Company or any other Group Company. She will provide information to the Board in writing if requested.

3.5

The Executive will promptly disclose to the Board any facts or matters of which she becomes aware which to her knowledge constitute wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3.6

At any time during the Employment the Company may require the Executive to undergo a medical examination by a medical practitioner appointed by the Company. The Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination, upon condition that a copy of such report and any correspondence related thereto is promptly supplied to the Executive, and to discuss with it any matters arising out of the examination which are relevant to the

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Employment or which might prevent the Executive properly performing the duties of the Employment. If the Executive is required to undergo a medical examination more than once in any period of 12 calendar months the Company shall provide in writing the reasonable grounds for such requirement.

3.7

The Executive is required to comply with the Company’s policies and procedures which may be amended or introduced from time to time, these are available on the Company intranet. If there is any conflict between those polices and this agreement, the terms of this agreement shall prevail.

4	Hours

4.1

The Executive will comply with the Company’s normal hours of work and will also work any additional hours which may be reasonably necessary to perform her duties to the satisfaction of the Board. She will not receive any further remuneration for any hours worked in addition to the normal working hours.

4.2

The Executive and the Company agree that the Executive is a managing executive for the purposes of the Working Time Regulations 1998 (the “Regulations”) and is able to determine the duration of her working time herself. As such, the exemptions in Regulation 20 of the Regulations will apply to the Employment.

4.3	The Executive agrees to keep records of her working hours as reasonably required by the Company from time to time in order to comply with its obligations under the Regulations.

5	Interests of the Executive

5.1

The Executive will disclose promptly in writing to the Board all her interests (for example, shareholdings or directorships) whether or not of a commercial or business nature except her interests in any Group Company. The Executive shall be entitled to hold one other external non-executive directorship or equivalent position, provided it is first approved by the Board (which approval shall not be unreasonably withheld, where the holding of such a directorship or position does not conflict with the business interests of any Group Company, nor interfere with the proper performance by the Executive of her duties hereunder). The Executive shall be entitled to retain any fees derived from such directorship or position.

5.2

Subject to clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

5.3

The Executive may not hold or be interested in investments which amount to more than three per cent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market.

5.4

The Executive will (and will procure that her spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code as set out in the annex to Chapter 9 of the Listing Rules as amended from time to time and rules or policies applicable to the Company from time to time in relation to the holding or trading of securities.

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6	Location

6.1

The Executive will be based at National Grid House, Warwick Technology Park, Gallows Hill, Warwick CV34 6DA or anywhere else within the United Kingdom with her consent, which shall not be unreasonably withheld. She may be required to travel and work both within and outside the United Kingdom from time to time but, unless otherwise agreed with the Board, will not be required to live outside the United Kingdom.

7	Base salary and Benefits

7.1

From the Commencement Date the Company will pay the Executive a base salary of £450,000 per annum. Base salary will be paid in equal monthly instalments, partly in arrears and partly in advance, by bank credit transfer on or about the 15th day of each month and will accrue from day to day. Base salary will be reviewed annually. The review will usually take place in June, with the first such review for the Executive being in June 2017. The Company is under no obligation to award an increase following a salary review, but the salary will not be reduced. There will be no review of salary after notice has been given by either party to terminate this agreement under clause 12.

7.2

The base salary referred to in clause 7.1 includes director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

7.2.1	the Executive will repay any fees she receives to the Company;

7.2.2	her base salary will be reduced by the amount of those fees; or

7.2.3	a combination of the methods set out in clauses 7.2.1 and 7.2.2 will be applied.

7.3

Subject to the Executive providing reasonable evidence that she has been deprived by her previous employer of her annual bonus for 2016 and her long term incentive award which was due to vest in 2016 (together “the Awards”), the Company will pay to the Executive a sum in cash equal to the lost compensation relating to the Awards lost of up to a maximum of £485,000.

The payment to be made under this clause 7.3:

(a)

is conditional upon the Executive being employed by the Company at the time the payment is due to be made unless she has not become employed as a result of fundamental breach of this agreement by the Company or, having become employed, employment is terminated otherwise than (i) as a result of her voluntary resignation (except on account of constructive dismissal); or (ii) in circumstances where the Company is entitled to dismiss her summarily pursuant to the provisions of clause 12.5 before payment has been made;

(b)	is non-pensionable, and will be made subject to such deductions as are required to be made by law;

(c)	will be made in the payroll of the month following the Commencement Date; and

(d)

must be repaid to the Company in full if the Executive resigns (otherwise than on account of provable constructive dismissal) or in circumstances where the Company is entitled to dismiss her summarily pursuant to the provisions of clause 12.5 within 24 months of the payment being made.

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7.4

The Executive may at the discretion of the Remuneration Committee be invited to participate in any bonus and/or incentive plan operated by the Company and as introduced or amended from time to time. The Executive will be considered for eligibility for any bonus and/or incentive plan in a manner consistent with other directors on the Board. If so invited the Executive’s participation in such bonus and / or incentive plan and the amount (if any) payable under it will be at the discretion of the Remuneration Committee (acting reasonably and in good faith) and/or in accordance with the rules of any such plan in force from time to time. Participation in a bonus and/or incentive plan for one year does not entitle the Executive to participation in any bonus plan for any other year.

7.5	The Company will either:

7.5.1	provide a car for the Executive’s use in accordance with the rules of the Company car scheme, as amended, from time to time; or

7.5.2

pay the Executive a taxable, non-pensionable car allowance of £12,000 per annum. The car allowance will be paid monthly, half in arrears and half in advance, and in the same manner as the Executive’s salary.

7.6

In lieu of making a contribution into a pension scheme, the Company will pay you an annual cash allowance equal to 30% of your base salary alone (as referred to in clause 7.1, at the rate in force at the time such payment is made). The Company reserves the right to amend the level of cash allowance to be paid to you under this clause 7.6 in order to comply with relevant legislation.

7.7

Subject to the arrangements regarding holiday which are set out at clause 7.9 below and which take precedence, the Executive is eligible to participate in the Company’s flexible benefits scheme as introduced or amended from time to time, currently “Your Flexible Benefits”, which provides access to a range of optional benefits. The Executive should note that some of the benefits provided under the scheme may be taxable benefits. The Executive should note the range of flexible benefits offered and the flexible benefits package itself does not form part of the Executive’s contract of employment and the Company reserves the right, at any time, to withdraw and/or amend the flexible benefits scheme and the benefits provided under it at its absolute discretion.

7.8

If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company (“Insurer”), the Executive and her spouse and children under 21 years of age who reside with the Executive or in full time education up to the age of 24 may participate in the Company’s private health insurance arrangements at the Company’s expense and subject to the terms of those arrangements in force from time to time. The Company reserves the right at any time to withdraw this benefit or to amend the terms upon which it is provided (including, without limitation, to cease to allow the Executive’s spouse and children to participate in any such private health insurance arrangements). The Executive understands and agrees that if the Insurer fails or refuses to provide her with any benefit under the insurance arrangement provided by the Company, the Executive will have no right of action against the Company in respect of such failure or refusal.

7.9	The Company shall provide life insurance for the benefit of the Executive equal to four times the base salary from time to time payable hereunder.

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7.10

If and whenever permanent health insurance is provided for the benefit of the executive directors of National Grid Plc and / or the Company, the Executive will also be afforded the benefit of such cover.

7.11

The Executive is entitled to 28 days’ paid holiday each year (in addition to English bank and other public holidays) subject to any election the Executive may choose to make pursuant to the Company’s flexible benefits scheme. Any election the Executive may choose to make pursuant to the Company’s flexible benefits scheme to increase her holiday entitlement will be subject to prior Board or Chief Executive approval. All holiday must be taken at times approved in advance by the Board or by the Chief Executive. The Executive’s holiday year commences in the month of her birth and ends on the preceding month in the following year. Holidays may not be carried forward from one holiday year to the next without the Board’s prior approval. The Executive agrees the provisions of Regulations 15(1)-(4) inclusive of the Regulations (dates on which leave is taken) do not apply to the Employment.

Holiday entitlement will accrue from day to day. For part years, the Executive’s holiday entitlement for the year will be pro-rated to the length of her service in that year. The Executive will be paid for any accrued holiday not taken at the Termination Date unless the Employment is terminated for gross misconduct or in accordance with clause 12.5. The Company may require the Executive to take any accrued holiday during any notice period. If on the Termination Date the Executive has exceeded her accrued holiday entitlement, the excess may be deducted from any sums due to him. The formula for calculating the amount of holiday due to the Executive and any payments or repayments to be made is 1/260 of the Executive’s annual base salary.

7.12

The rules governing sickness absence are set out in the Company’s Sickness Absence Policy which is available on the intranet. The Executive must comply with these rules. Without prejudice to any right of the Company to terminate the Employment at any time pursuant to clause 12, if the Executive is absent from work as a result of sickness or injury then provided that the rules are complied with, the Executive shall be entitled to sick pay in accordance with the rules of the Company sick pay scheme as detailed below:

7.12.1	After the Executive has accrued at least twelve months’ continuous service:

(i)	an allowance equal to base salary will be paid for the first six months of such absence;

(ii)	after the expiration of the six month period, an allowance equal to half of base salary will be paid for a further period of up to six months.

7.12.2

The amount of any benefit which the Executive is entitled to claim during that period of absence under any Social Security or National Insurance Scheme in England and Wales and/or any scheme of which the Executive is a non-contributory member by virtue of the Employment will be deducted from any base salary paid to her. The Company will pay the Executive statutory sick pay under the Social Security Contributions and Benefits Act 1992 (as amended) (“SSP”) and any base salary paid to her will be deemed to include statutory sick pay. The Company reserves the right to offset the amount of these benefits against base salary paid to the Executive even if the Executive has not recovered them.

7.12.3	Any sick pay or allowances in excess of SSP paid after the end of the periods referred to above is entirely at the Company’s discretion.

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7.13

If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any sum representing compensation for loss of base salary under this agreement, the Executive will repay to the Company any money it has paid to her as base salary in respect of the same period of absence.

7.14

Notwithstanding any other provision in this agreement, any payments to be made, and benefits to be provided under this agreement or otherwise in relation to the Employment, may be subject to shareholder approval and will be subject to compliance with the Company’s remuneration policy as approved by shareholders from to time. To the extent that any such shareholder approval is needed, the Company will seek it at the next scheduled Annual General Meeting and any deadline in relation to the delivery of such payments or benefits will be delayed accordingly.

8	Directors’ and Officers’ protection

8.1

The Company will maintain appropriate directors’ and officers’ liability insurance for the benefit of the Executive in respect of her period as a director of the Company and any Group Company on terms no less favourable than those applied to any current director or officer of the Company.

9	Expenses

9.1

The Company will refund to the Executive all reasonable expenses properly incurred by her in performing her duties under this agreement, provided that these are incurred in accordance with Company policy in force from time to time. The Company will require the Executive to produce receipts or other documents as proof that she has incurred any expenses she claims.

9.2

If the Executive is provided with a credit or charge card by the Company this must normally be used for expenses which she incurs in performing the duties of the Employment. It may be used for personal expenses only in exceptional circumstances.

10	Confidentiality

10.1

Without prejudice to the common law duties which she owes to the Company the Executive agrees that she will not, except in the proper performance of her duties, copy, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public other than through unauthorised disclosure by the Executive. The Executive will use all reasonable endeavours to prevent the unauthorised copying use or disclosure of such information.

For the purposes of this agreement, “trade secrets” and “confidential information” include but will not be limited to technical data, know-how, information technology and know-how relating to the Company, customer lists, pricing information, information relating to the Company’s marketing and financial strategies, marketing materials, financial information and any other information concerning the affairs of the Company which is for the time being confidential, which the Executive is told is confidential or which by its nature is

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obviously confidential and whether such information is in written, oral, visual, electronic or any other form.

10.2

In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. She will treat such information as if it falls within the terms of clause 9.1 and clause 9.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 10.1 with any amendments necessary to give effect to this provision.

10.3	Nothing in this agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

11	Intellectual Property Rights

For the purposes of this clause, “Intellectual Property” means patents, trade marks, service marks, registered designs (including applications for and rights to apply for any of them), inventions, unregistered design rights, logos, trade or business names, copyrights, database rights, confidential information, knowhow and any similar rights in any country.

11.1

The Executive acknowledges that (i) it is part of her normal duties to develop the products and services of the Company; and (ii) because of the nature of her position she has a special obligation to further the interests of the Company. All Intellectual Property which the Executive develops or produces in the course of her employment duties, or outside such duties but relating to the business of the Company, will be owned by the Company to the fullest extent permitted by law. The Executive agrees, at the Company’s expense, to sign all documents and carry out all such acts as will be necessary to vest such Intellectual Property in the Company, and to obtain protection and enforce the Company’s rights anywhere in the world. The Executive also hereby waives all moral rights in all Intellectual Property which is owned by the Company, or will be owned by the Company, further to this clause. The Executive will not copy, disclose or make use of any Intellectual Property belonging to the Company (whether or not subject to this clause) except to the extent necessary for the proper performance of her duties. Rights and obligations under this clause will continue after the termination of this agreement in respect of all Intellectual Property arising during the Employment.

11.2

The Executive must disclose immediately to the Company any discovery or invention, secret process or improvement in procedure made or discovered by the Executive during her employment in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use in or in connection with any such company (“Inventions”) which Inventions will belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

11.3

If requested by the Board (whether during or after the termination of her employment) the Executive will, at the expense of the Company, apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for all Inventions and will do everything necessary (including executing documents) for vesting letters patent or other similar protection when obtained; and all rights and title to and

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interest in all Inventions in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

11.4

The Executive will (both during and after the termination of her employment) at the Company’s expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to defend or protect for the benefit of the Company all Inventions and the right and title of the Company to them.

11.5	The provisions of clause 11.1 to 11.4 (inclusive) are without prejudice to the provisions of the Patents Act 1977.

11.6

The entire copyright and all similar rights (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with her employment (“Works”) will vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.7

The Executive will (both during and after the termination of her employment) at the Company’s request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Board to assure, defend or protect the rights of the Company in all Works.

11.8

For the purposes of this clause 11 the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on the Executive by Chapter IV Part 1 of the Copyright Designs and Patents Act 1988 in respect of any Inventions or Works in which the copyright is vested in the Company under this clause 11 or otherwise.

11.9

The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of her own computer files into any computer used by any Group Company in breach of any Group Company policy, unless she has obtained the consent of the Board.

11.10

By entering into this agreement the Executive irrevocably appoints the Company to act on her behalf to execute any document and do anything in her name for the purpose of giving the Company (or its nominee) the full benefit of the provision of clause 11 or the Company’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 11.10, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

12	Termination and Suspension

12.1	The Employment will continue until terminated by either party giving written notice as set out in clause 12.2.

12.2	Either party may terminate the Employment by giving not less than 12 months’ written notice to the other.

12.3

The Company may at its sole and absolute discretion pay base salary alone (as referred to in clause 7.1 at the rate in force at the time such payment is made) in lieu of any unexpired period of notice (less any deductions the Company is required by law to make). For the avoidance of doubt, the Executive is not entitled to participate in or benefit from any

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severance, termination or redundancy plan operated by any member of the Group. The Company may pay any sums to the Executive under this clause in equal monthly instalments until the date on which the notice period under clause 12.2 would have expired if full notice had been given. The Executive shall be under an obligation to seek alternative income during such period and to notify the Company of any alternative income received during this period derived from employment or the provision of services. Any monthly instalments shall be reduced by the amount of any such alternative income which the Executive receives during or in relation to such part (other than fees derived from the position permitted under clause 5.1).

12.4

The Company may terminate the Employment by giving written notice to take immediate effect whether or not the Executive’s entitlement to sick pay, contractual or otherwise, has been exhausted if the Executive does not perform the duties of the Employment for a period of 364 days (whether or not consecutive) in any period of 2 years. This notice can be given whilst the Executive continues not to perform her duties or on expiry of the 364 day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

12.5	The Company may terminate the Employment by giving written notice to take immediate effect if the Executive:

12.5.1	has consistently and in material respects failed to perform her duties under this agreement to a standard reasonably to be expected of a person performing her role;

12.5.2	commits any serious or (after warning) persistent breach of her obligations under this agreement;

12.5.3	does not comply in a material respect with any fundamental term of this agreement;

12.5.4	does not comply in a material respect with any lawful and reasonable order or direction given to her by the Board;

12.5.5	is guilty of any gross misconduct or conducts herself (whether in connection with the Employment or not) in a way which is harmful to any Group Company;

12.5.6

is guilty of or confesses to a dishonesty offence or is convicted of or confesses to any criminal offence tending to bring herself, the Company or any Group Company into disrepute (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not;

12.5.7	commits (or is reasonably believed by the Board to have committed) a material breach of any legislation in force which may affect or relate to the business of any Group Company;

12.5.8

becomes of unsound mind, bankrupt or has a receiving order made against her or makes any general composition with her creditors or takes advantage of any statute affording relief for insolvent debtors;

12.5.9	becomes disqualified from being a director of a company or the Executive’s directorship of the Company terminates without the consent or concurrence of the Company; and/or

12.5.10	fails to maintain or becomes disqualified from maintaining registration with any regulatory body, membership of which is reasonably required by the Company for the Executive to carry out her duties.

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12.6

Where the Company terminates the Employment by giving written notice to take immediate effect in accordance with either clause 12.4 or 12.5, for the avoidance of doubt there is no obligation to give notice as set out in clause 12.1 or any other period of notice or to make any payment in lieu of notice.

12.7	The Executive will have no claim for damages or any other remedy against the Company if the Employment is validly terminated for any of the reasons set out in clause 12.4 or 12.5.

12.8	When the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which she owes to any Group Company.

12.9

The Company may suspend the Executive from the Employment on full base salary and other benefits at any time for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) where the Company has reason to believe that the Executive may have been guilty of any impropriety, and to conduct any related disciplinary proceedings. Any investigation shall be conducted so far as possible in confidence and shall be conducted and concluded as expeditiously as is reasonably practicable.

13	Garden Leave

13.1

Neither the Company nor any Group Company is under any obligation to provide the Executive with any work. At any time after notice to terminate the Employment is given by either party under clause 12 above, or if the Executive resigns without giving due notice and the Company does not accept her resignation, the Company may, at its absolute discretion, require the Executive to take a period of absence called garden leave for a maximum period of 6 months (the “Garden Leave Period”). The provisions of this clause shall apply to any Garden Leave Period.

13.2

The Company may require that the Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature during the Garden Leave Period. Further, if so requested by the Company, the Executive will not:

13.2.1	enter or attend the premises of the Company or any other Group Company;

13.2.2

contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contact);

13.2.3

contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company (other than purely social contact);

13.2.4	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies; and/or

13.2.5	access the Company’s or any Group Company’s information technology systems.

13.3	The Company may require the Executive during the Garden Leave Period:

13.3.1	to comply with the provisions of clause 16, save that she will not be required to return any Company car during any Garden Leave Period; and

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13.3.2

to immediately resign from any directorship, trusteeships or other offices which she holds in any Group Company or any other company where such directorship or other office is held as a consequence or requirement of the Employment, unless she is required to perform duties to which any such directorship, trusteeship or other office relates in which case she may retain such directorships, trusteeships or other offices while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be her attorney to execute any instrument and do anything in her name and on her behalf to effect her resignation if she fails to do so in accordance with this clause 13.3.2.

13.4

During the Garden Leave Period, the Executive will be entitled to receive her base salary and receive all contractual benefits in accordance with the terms of this agreement, save that she will not accrue any bonuses or be entitled to receive any new grants or awards under any long term incentive arrangements. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such period will be deemed to be taken by the Executive during the Garden Leave Period.

13.5

At the end of or at any time during the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive base salary alone (as defined in clause 7.1) in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make).

13.6	During the Garden Leave Period:

13.6.1

the Executive shall provide such assistance as the Company or any Group Company may require to effect an orderly handover of her responsibilities to any individual or individuals appointed by the Company or any Group Company to take over her role or responsibilities;

13.6.2

the Executive shall make herself available to deal with requests for information, provide assistance, be available for meetings and to advise on matters relating to work (unless the Company has agreed that the Executive may be unavailable for a period); and/or

13.6.3	the Company may appoint another person to carry out her duties either jointly with her or in substitution for the Executive.

13.7

All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause 13.

13.8

The Executive agrees that the exercise by the Company of its rights during the Garden Leave Period pursuant to this clause 13 shall not entitle the Executive to claim that she has been constructively dismissed.

14	Restrictions after Termination of Employment

14.1	In this clause:

“Prohibited Area” means the United Kingdom, New York State, Rhode Island, Massachusetts and any other country in the world or US State in which the Company or any Group Company has material business interests in the period of 12 months ending on the Relevant Date;

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“Relevant Date” means the Termination Date or, if earlier, the date on which the Executive commences any Garden Leave Period; and

“Restricted Period” means the period of 12 months (less any Garden Leave Period) commencing on the Termination Date.

14.2

The Executive is likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers clients and employees of the Group during the course of the Employment. To protect these interests of the Company, the Executive agrees with the Company that she will be bound by the following covenants:

14.2.1

during the Restricted Period and within the Prohibited Area she will not be engaged in, employed in, act as a consultant to or agent for or carry on for her own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which, by virtue of its location or otherwise, is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Relevant Date provided she was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date; and

14.2.2

during the Restricted Period she will not (either on her own behalf or for or with any other person, whether directly or indirectly), entice or try to entice away from the Company or any other Group Company any person who was a senior employee, director, officer, agent, senior consultant or senior associate of such a company at the Termination Date and who had been a senior employee, director, officer, agent, senior consultant or senior associate at any time during the six months prior to the Relevant Date and with whom she had worked closely at any time during that period.

14.3

Each of the paragraphs contained in clause 14.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

14.4

Following the Termination Date, the Executive will not represent herself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).

14.5

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 14 is received and held on trust by the Company for the relevant Group Company. The Executive will enter into appropriate restrictive covenants directly with other Group Companies if asked to do so by the Company.

15	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation and the new terms of employment offered to the Executive are no less favourable to her than the terms of this agreement.

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16	Return of Company Property

16.1	At any time during the Employment (at the request of the Company) and in any event when the Employment terminates, the Executive will immediately return to the Company:

16.1.1

all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

16.1.2	all other property belonging or relating to any of the Group Companies.

The Company shall procure that the Executive shall be given access to all agendas and minutes of board meetings (and documents circulated therewith) of Group Companies which relate to the period during which the Executive was a director of such Group Company whenever reasonably requested in connection with any regulatory enquiry or regulatory or other legal proceedings in which the Executive is a party or in which or in relation to which she is required to give evidence.

16.2

When the Employment terminates the Executive will immediately return to the Company any car provided to the Executive which is in the possession or under the control of the Executive. The Company car must be returned in good condition (allowing for fair wear and tear).

16.3	If the Executive commences Garden Leave in accordance with clause 13 she may be required to comply with the provisions of clause 16.1.

17	Directorships

17.1

The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

17.2	Subject to and without prejudice to the provisions of clause 3.1, the Executive must promptly resign from any office held in any Group Company if she is asked to do so by the Company.

17.3

If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 17.2, the Company will be appointed as her attorney to effect her resignation. By entering into this agreement, the Executive irrevocably appoints the Company as her attorney to act on her behalf to execute any document or do anything in her name necessary to effect her resignation in accordance with clause 17.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 17.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove the act or thing falls within that authority.

17.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this agreement by the Company.

17.5	During the Employment the Executive will not do anything which could cause her to be disqualified from continuing to act as a director of any Group Company.

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17.6	The Executive must not resign her office as a director of any Group Company without the agreement of the Company.

18	Notices

18.1

Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to her personally or sent to her last known address.

18.2

Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

19	Statutory Particulars

19.1

The written particulars of employment which the Executive is entitled to receive under the provisions of Part I of the Employment Rights Act 1996 are set out below, insofar as they are not set out elsewhere in this agreement.

19.1.1

The Company’s disciplinary rules and dismissal, disciplinary and grievance procedures as set out in the Staff Handbook and as amended from time to time are applicable to the Executive. The disciplinary rules are contractual. The dismissal, disciplinary and grievance procedures are non-contractual.

19.1.2	The Company’s normal hours of work are 9.00am to 5.00pm Monday to Friday.

19.1.3	There are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.

20	Data Protection Act 1998

20.1

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives her consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Company for all purposes relating to the performance of this agreement including, but not limited to:

20.1.1	administering and maintaining personnel records;

20.1.2	paying and reviewing base salary and other remuneration and benefits;

20.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

20.1.4	undertaking performance appraisals and reviews;

20.1.5	maintaining sickness and other absence records;

20.1.6	taking decisions as to the Executive’s fitness for work;

20.1.7	providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, HMRC and the Contributions Agency;

20.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

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20.1.9	transferring information concerning the Executive to a country or territory outside the EEA.

20.2

The Executive acknowledges that during her Employment she will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued and updated from time to time.

21	Contracts (Rights of Third Parties) Act 1999

21.1

To the extent permitted by law, no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

22	Miscellaneous

22.1

This agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this agreement by executing any such counterpart.

22.2	This agreement may only be modified by the written agreement of the parties.

22.3	The Executive cannot assign this agreement to anyone else.

22.4

References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

22.5

This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It (together with the Company rules and policies) contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that she has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that her only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

22.6	Neither party’s rights or powers under this agreement will be affected if:

22.6.1	one party delays in enforcing any provision of this agreement; or

22.6.2	one party grants time to the other party.

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22.7	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

22.8	References to any statutory provisions include any modifications or re-enactments of those provisions.

22.9	Headings will be ignored in construing this agreement.

22.10

If either party agrees to waive its rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by that party. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

22.11

This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

THE COMMON SEAL of NATIONAL GRID

ELECTRICITY TRANSMISSION PLC was

affixed to this DEED in the presence of:

/s/ Alison Kay

Authorised Signatory

Member of Board Sealing Committee

}
EXECUTED as a DEED by NICOLA SHAW in the presence of:		/s/ Nicola Shaw

Witness’s signature	L Innes

Name	Lynne Innes
Address	18 Heron Lane Stratford Upon Avon

Occupation	PA

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